

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

March 29, 2017

John Frederick
Chief Financial Officer
Synchronoss Technologies, Inc.
200 Crossing Boulevard, 8th Floor
Bridgewater, NJ 08807

Re: Synchronoss Technologies, Inc.
Form 10-K for the fiscal year ended December 31, 2016
Filed February 27, 2017
Form 8-K furnished February 8, 2017
File No. 000-52049

Dear Mr. Frederick:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenues, page 49

1. Given the significant and continued growth in your cloud solutions, please revise future filings to provide more detailed quantitative and qualitative information about the key drivers of your cloud solutions revenue. Your disclosures currently indicate that cloud revenue increased due to several factors; however, it is unclear what the quantitative impact was of each of these factors. It is also not clear whether the increase from new

customers relates to customers that were obtained in an acquisition. As part of your response, please also tell us whether there are any metrics used by management to assess the performance of your cloud business and what consideration was given to disclosing any metrics. We refer you to Item 303(a)(3)(i) of Regulation S-K, Section III.D of SEC Release 33-6835, and Section III.B of SEC Release 33-8350.

Consolidated Financial Statements

Consolidated Statements of Income, page 69

2.   Please tell us the significance of license revenues as a percentage of sales for each period. Also, tell us what consideration was given to separately disclosing such revenues, and the related costs of revenues, pursuant to Rule 5-03(b)(1) and (2) of Regulation S-X.

Form 8-K furnished February 8, 2017

Exhibit 99.1

3.   You present several non-GAAP revenue measures prior to the most directly comparable GAAP measure of revenue in your bullet points. Please ensure that your Non-GAAP measures do not precede the most directly comparable GAAP measure in your next earnings release. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

4.   You disclose "GAAP Combined" and "Non-GAAP Combined" total revenue. Please explain to us what these "combined" amounts represent and revise your future earnings release to provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

Other

5.   You refer to the non-GAAP measure free cash flow in your earnings call; however, we are unable to locate the reconciliation required by Regulation G in your press release or on your website. Please advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Brittany Ebbertt, Staff Accountant at (202) 551-3572, Christine Dietz, Assistant Chief Accountant at (202) 551-3408, or me at (202) 551-3449 with any questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services

cc: Ronald Prague, Esq.
Executive Vice President and General Counsel